UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Script for conference call of Stevanato Group S.p.A. discussing quarterly and year-end financial results, held on March 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: March 14, 2025	By:	/s/ Franco Stevanato
	Name:	Franco Stevanato
	Title:	Chief Executive Officer